SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
THE ART COMMISSION, LLC

Table of Contents

This Second Amended and Restated Operating Agreement (this "Agreement") of The Art Commission, LLC ("Company") is effective as of November 3, 2017 (the "Effective Date") by and among Company and the undersigned Members. The Members agree to be bound by all the terms and conditions of this Agreement with respect to all of their Units currently held or hereafter acquired. Capitalized terms used in this Agreement without definition shall have the meanings assigned to them in Exhibit A attached hereto.

RECITALS

A. Company was formed on January 12, 2012 as a manager-managed limited liability company by filing with the Department of Financial Institutions of the State of Wisconsin Articles of Organization for Company, in accordance with the Act.

B. The Initial Members executed the Initial Operating Agreement. Certain Members then subsequently amended and restated the Initial Operating Agreement on each of June 18, 2012 and December 1, 2012.

C. Current Members wish to amend and restate the amended and restated Initial Operating Agreement for the purposes of setting forth the current rights, obligations, and restrictions of the Members and to otherwise govern the operations and management of Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises made in this Agreement, the Members agree as follows:

Article 1
GENERAL PROVISIONS

1.1 **Name.** The name of Company is "The Art Commission, LLC".

1.2 **Registered Office and Agent.**

(a) **Registered Office and Agent.** As of the Effective Date, Company's registered office is 122 W. Washington Street, Suite 100, Madison, Wisconsin, and Company's registered agent is Toni Sikes.

(b) **Changes.** The Board shall appoint a new registered agent and change the registered office if appropriate, if (i) the then-current registered agent resigns or (ii) the Board otherwise decides to appoint a new registered agent or change the registered office.

(c) **Filing Upon Change.** Upon the appointment of a new registered agent or the change of the registered office, the Board shall file or cause the filing of the appropriate documents required by the Act.

1.3 **Purpose.** The purpose of Company is to engage in any lawful activity for which a limited liability company may be formed under the Act. Company has the authority to do all

things necessary or convenient to accomplish its purpose and to operate its business as described in this Section 1.3.

1.4 **Term.** Company will continue indefinitely under the terms and conditions of this Agreement until it is dissolved and its affairs wound up in accordance with the Act and this Agreement.

Article 2
CAPITAL AND RELATED MATTERS

2.1 **Equity Structure.** The ownership of Company shall be represented by Units having the rights and obligations specified in this Agreement. The number and class of Units held by each Member, and the Capital Contributions made by that Member in exchange therefor, shall be as set forth on Exhibit B, attached hereto, as amended from time to time pursuant to Section 2.2(g). Members holding Units of more than one class shall, with respect to the Units of each class, be entitled to the preferences, rights and obligations associated with Units of that class. Persons may be admitted as additional Members only as and to the extent expressly provided for in this Article 2 and in Article 7, and Capital Contributions may be accepted only as and to the extent expressly provided for in this Article 2.

2.2 **Additional Units.**

(a) **Authorization and Issuance of Additional Class A Units.** The Board may authorize Company to issue additional Class A Units, and/or options or warrants to acquire Class A Units, to any Person in exchange for such Capital Contributions and on such terms and conditions as the Board determines in its sole discretion. The Members acknowledge that their respective interests in Company may be diluted by the issuance of such Class A Units, subject to the preemptive rights of the Members set forth in Section 2.7.

(b) **Authorization and Issuance of Additional Class B Units.** The Board may authorize Company to issue additional Class B Units to any Person as consideration for performing services for or advising Company without requiring such Person to make any Capital Contribution for such Class B Units. The Board may determine the terms and conditions of the issuance of any Class B Units, including, without limitation, any vesting schedule for the Class B Units. The Class B Units shall initially represent a profits interest only and each recipient thereof shall have an initial Capital Account equal to zero with respect to the Class B Units granted to such recipient. The Members acknowledge that their respective interests in Company may be diluted by the issuance of such Class B Units.

(c) **Authorization and Issuance of Class C Units.** The Board, acting with the Majority Consent of those Members holding Class C Units, may authorize Company to issue additional Class C Units to any Person as consideration for performing services for or advising Company without requiring such Person to make any Capital Contribution for such Class C Units. The Board may determine the terms and conditions of the issuance of any Class C Units, including, without limitation, any vesting schedule for the Class C Units. The Class C Units shall initially represent a profits interest only and each recipient thereof shall have an initial Capital Account equal to zero with respect to the Class C Units granted to such recipient. The

Members acknowledge that their respective interests in Company may be diluted by the issuance of any additional Class C Units.

(d) **Authorization and Issuance of Class D Units.** The Board may authorize Company to issue Class D Units to any Person as consideration for performing services for or advising Company in such amounts and on such terms and conditions as the Board may authorize from time to time. The Board may determine whether to cause Company to issue the Class D Units to such a Person without requiring the Person to make any Capital Contribution for such Class D Units, in which case the Class D Units will initially represent a profits interest only and in which case each recipient thereof will have an initial Capital Account equal to zero with respect to the Class D Units so issued, or to cause the Company to issue an option or options to acquire Class D Units to such a Person. The Board may determine the terms and conditions of the issuance of any Class D Units or any options to purchase Class D Units, including, without limitation, any vesting schedule for such Class D Units or options to purchase such Class D Units. If the Board causes Company to issue an option or options to acquire Class D Units to any Person, then the Board may (i) subject to Section 2.2(f), admit any Person who exercises such an option and thereby acquires one or more Class D Units to Company as a Member, and (ii) modify this Agreement without any further action required by the Members in any manner appropriate to effectuate the economic terms of the issuance of such option or options and/or to cause such option or options to comply with applicable tax, securities or other requirements. The Members acknowledge that their respective interests in Company may be diluted by the issuance of such Class D Units, and/or by the issuance and exercise of any options to purchase such Class D Units.

(e) **Authorization and Issuance of Series A Preferred Units.** The Board may authorize Company to issue additional Series A Preferred Units, and/or options or warrants to acquire Series A Preferred Units, to any Person in exchange for such Capital Contributions and on such terms and conditions as the Board determines in its sole discretion. The Members acknowledge that their respective interests in Company may be diluted by the issuance of such Series A Preferred Units, subject to the preemptive rights of the Members set forth in Section 2.7.

(f) **Issuance of Units to New Members.** If the Board authorizes Company to issue any Units to a Person that is not a Member at the time of such issuance, then prior to the admission of that Person as a Member and the issuance of any Units to that Person, Company must have received a written instrument, in form and substance acceptable to Company, signed by or on behalf of such Person containing the Person's express acceptance of and agreement to be bound by all the terms and conditions of this Agreement, including any amendments adopted pursuant to the terms hereof.

(g) **Amendment of Exhibit B.** The Members acknowledge and agree that the CEO may update Exhibit B as appropriate from time to time to reflect the admission of new Members or the issuance of additional Units to existing Members.

2.3 **Voting.** Each Unit, whether vested or unvested, shall entitle the holder thereof to one (1) vote on all matters that come before the Members.

2.4 **Additional Capital Contributions.** Unless otherwise set forth in a separate written agreement between a Member and Company, no Member shall be required to make any additional Capital Contributions or loans to Company.

2.5 **Return of Capital.** No Member is entitled to withdraw or resign from Company, to receive a return of any part of the Member's Capital Contribution, to receive any distribution, or to receive a repayment of any balance in the Member's Capital Account, except as expressly provided in this Agreement. No Member has the right to demand that distributions be in-kind. No Member will be paid interest on any Capital Contribution or on such Member's Capital Account.

2.6 **Limitation of Liability.** Except as may otherwise be provided under applicable law, no Member shall be bound by, or be personally liable for, the expenses, liabilities or obligations of Company. No Member shall be obligated to restore a Capital Account deficit.

2.7 **Preemptive Rights of the Members.**

(a) **Offered Securities.** Except for (i) issuances of Class B Units, Class C Units and Class D Units (including, for the sake of clarity, options to purchase Class D Units) and (ii) issuances of Class A Units (A) as full or partial consideration in connection with the acquisition of another business or company, (B) in connection with financing arrangements with independent third party lenders, (C) in connection with strategic transactions involving Company and other entities, including without limitation joint ventures, marketing, distribution, technology transfer or development arrangements, (D) in connection with equity splits, distributions or subdivisions, or (E) upon the exercise of any warrants issued on or before December 31, 2012, Company shall not issue any Units or any securities containing or consisting of options or rights to acquire any Units or any securities exchangeable into Units (collectively, the "Offered Securities") to any Person pursuant to Section 2.2(a) unless the Members have waived their right to purchase the Offered Securities in accordance with Section 2.7(f) or, in the absence of such waiver, unless Company has first offered such Offered Securities to the Members in accordance with this Section 2.7 (the "Offer"). If Company is required to offer the Offered Securities to the Members, then the Offer shall specify the number of Offered Securities proposed to be issued by Company and the price per Offered Security and shall limit the time within which the Offer, if not accepted, will be deemed to be declined (which time shall be not less than fifteen (15) nor more than thirty (30) days after the date of the Offer). Each Member shall then have the right, exercisable by notice to the Company within the time period specified in the Offer, to purchase that Member's Pro Rata Share of the Offered Securities. As used in this Section 2.7, the term "Pro Rata Share" of each Member shall mean the product of (i) the total number of Offered Securities referred to in the Offer *multiplied by* (ii) a fraction, (y) the numerator of which is the number of Units owned by that Member on the date of the Offer and (z) the denominator of which is the aggregate number of Units owned by all Members on that date.

(b) **Whole Offered Securities.** If the Pro Rata Share of any Member is not a whole number, the number of Offered Securities offered to that Member may be rounded up or down to the nearest whole number as determined by the Board.

(c) **Closing.** The closing of a purchase and sale pursuant to this Section 2.7 shall be held at the registered office of Company on the date specified in the Offer, which date shall be not less than thirty (30) nor more than ninety (90) days after the date of the Offer.

(d) **Payment Terms.** Any Member purchasing Offered Securities pursuant to this Section 2.7 shall pay the price per Offered Security in full at closing in cash, by wire transfer or by certified check.

(e) **Sale to Third Parties.** If the Members do not elect to purchase all of the Offered Securities, or if the Members waive their right to purchase the Offered Securities in accordance with Section 2.7(f), then Company may issue any Offered Securities not purchased by the Members to any Person on such terms and conditions as the Board determines in its sole discretion, but, in all events, at a price not less than the price per Offered Security specified in the Offer.

(f) **Waiver of Preemptive Rights.** The Members, acting by Majority Consent in accordance with the procedures set forth in Section 6.6(a), may prospectively waive their collective rights under this Section 2.7 with respect to any number of Units. If the Members, acting by Majority Consent, so determine to waive their collective rights under this Section 2.7 with respect to any number of Units, then each Member shall be deemed to have waived that Member's individual rights under this Section 2.7 with respect to those Units.

2.8 **Optional Conversion of Series A Preferred Units.** Each Series A Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Class A Units as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" for the Series A Preferred Units shall initially be equal to $0.6965. Such initial Conversion Price, and the rate at which Series A Preferred Units may be converted into Class A Units, shall be subject to adjustment as provided in Article 10 below.

2.9 **Dividends.** Non-cumulative dividends ("Preferred Dividends") will be paid on each Series A Preferred Unit in an amount equal to five percent (5%) of the Original Issue Price, when and if declared by the Company's Board.

Article 3
CAPITAL ACCOUNTS

3.1 **Capital Accounts.** There shall be established and maintained with respect to each Member a Capital Account in accordance with the following:

(a) **Credits.** To each Member's Capital Account there shall be credited (i) the Member's Capital Contributions, (ii) the Member's allocable share of Profits and special allocations of items in the nature of income or gain pursuant to Article 5, and (iii) the amount of any debt of Company that is assumed by the Member or that is secured by any property distributed to the Member.

(b) **Debits.** To each Member's Capital Account there shall be debited (i) the amount of cash and the Asset Value of any property distributed to the Member, (ii) the Member's allocable share of Losses and special allocations of items of deduction or loss pursuant to Article 5, and (iii) the amount of any debt of the Member that is assumed by Company or secured by any property contributed by the Member to Company.

(c) **Transfers.** In the event any Member Transfers all or any part of the Member's Units in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent the Capital Account relates to the Transferred Units.

3.2 **Allocation of Capital Accounts of Units Which Do Not Vest.** If any Units held by a Member are forfeited by such Member before vesting, the portion of the Capital Account attributable to the Units which are forfeited shall be subtracted from the Capital Account of the holder of the forfeited Units and reallocated among the Members who held interests during the Fiscal Periods in which the forfeited Units were held for purposes of computing those Members' Capital Accounts. Notwithstanding the preceding sentence, if any Units held by a Member are forfeited by such Member before vesting, Company in all events shall make the allocations required to comply with the safe harbor under the IRS Notice or any subsequent Internal Revenue Service or Department of Treasury guidance with respect to Units transferred in connection with the performance of services, as elected by Company and the Members pursuant to Section 5.4(e).

3.3 **Interpretation.** The provisions of Section 3.1 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations, the terms and requirements of which are incorporated in this Agreement by reference, and shall be interpreted and applied in a manner consistent with those terms and requirements. In the event the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to indebtedness that is secured by contributed or distributed property or that is assumed by Company or the Members), are computed in order to comply with such Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts of distributions to any Member pursuant to Article 4 upon the dissolution of Company. The Board also shall have the right to (i) make any adjustments that are reasonably necessary or appropriate to maintain equality between the Capital Accounts and the amount of capital reflected on Company's balance sheet, as computed for book purposes, in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, and (ii) make any reasonably appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Section 1.704-1(b) of the Treasury Regulations, provided that in either case such adjustment or modification is not likely to have a material effect on the amounts of distributions to any Member pursuant to Article 4 upon the dissolution of Company.

Article 4
DISTRIBUTIONS

4.1 **Current Distributions.**

(a) **Current Tax Distributions.** To the extent permitted by law and consistent with Company's obligations to its creditors as determined by the Board, Company shall make Tax Distributions on or before the Tax Distribution Dates. The aggregate amount of the Tax Distribution made with respect to any given Tax Distribution Date shall be the product of (i) Company's estimated federal taxable income under the provisions of the Code for the Fiscal Period ending on the last day of the calendar month immediately preceding the Tax Distribution Date and commencing on the first day of the calendar month that includes the immediately previous Tax Distribution Date, multiplied by (ii) the applicable Tax Rate. Notwithstanding the foregoing, to the extent Company has had an estimated federal taxable loss for any prior Fiscal Period in that Fiscal Year, the amount in clause (i), above, shall be reduced by that portion of the loss remaining after reducing taxable income for prior Fiscal Periods in the Fiscal Year for the loss. Each Member shall receive a Tax Distribution proportional to the amount of federal taxable income to be allocated to the Member pursuant to Article 5; provided, however, that any federal taxable income not included in the determination of Company's estimated federal taxable income pursuant to the preceding sentences shall be disregarded for purposes of determining each Member's Tax Distribution. Any Tax Distribution (including, for the sake of clarity, any withholding or estimated tax payments made by Company to any taxing authority on behalf of any Member) shall constitute an advance of amounts otherwise distributable to the Member receiving the Tax Distribution and, accordingly, amounts otherwise distributable to a Member pursuant to Sections 4.1(d) and 4.2(c) in subsequent Fiscal Periods shall be reduced until the cumulative amount of the reductions equals the cumulative amount of the Tax Distributions received by that Member.

(b) **Additional Tax Distributions.** In the event any income tax return of Company, as a result of an audit or otherwise, reflects items of income, gain, loss, or deduction that are different from the amounts estimated pursuant to Section 4.1(a) with respect to a Fiscal Year in a manner that results in additional income or gain of Company being allocated to the Members, an additional Tax Distribution shall be made under the principles of Section 4.1(a) to the Members who are allocated the additional income or gain, except that (i) the last day of the calendar month in which the adjustment occurs shall be treated as a Tax Distribution Date, (ii) the amount of the additional income or gain shall be treated as Company's federal taxable income, and (iii) the applicable Tax Rate shall be that which applied for the Fiscal Period to which the additional income or gain relates.

(c) **Tax Withholding.** To the extent Company is required to make any withholding or estimated tax payments to any taxing authority on behalf of a Member, such payment or withholding shall be considered a Tax Distribution to the Member on whose behalf such payment or withholding was made. Company shall reduce the amount of Tax Distributions pursuant to Sections 4.1(a) and 4.1(b) to such Member for the actual and anticipated payments or withholdings related to any particular Fiscal Period.

(d) **Distributions.** Cash Available for Distribution may be distributed, in the amounts and at the times determined by the Board in its sole discretion, to the Members in proportion to the number of Units held at the time of the distribution, whether vested or unvested, including for the payment of any declared Preferred Dividends. Notwithstanding anything to the contrary in this Section 4.1(d), if the aggregate amount to be distributed to any Member holding Class B Units, Class C Units, Class D Units or Series A Preferred Units (a "Recipient") pursuant to this Section 4.1(d) at any time exceeds the (i) Capital Contributions made by the Recipient with respect to the Recipient's Units, if any, *plus* (ii) Profits allocated to the Recipient with respect to the Recipient's Units pursuant to Section 5.1(a), *minus* (iii) any distributions made to the Recipient pursuant to this Article 4, *minus* (iv) Losses allocated to the Recipient with respect to the Recipient's Units pursuant to Section 5.1(b) (such excess, the "Excess Distribution"), Company shall suspend the Excess Distribution. Any Excess Distribution suspended pursuant to this Section 4.1(d) (a "Suspended Distribution") shall be set aside by Company and shall reduce Cash Available for Distribution. All or a portion of any Suspended Distribution shall be distributed to the Recipient at the earliest possible time that the Suspended Distribution can be distributed without creating an Excess Distribution, at which time the portion of the Suspended Distribution distributed shall (i) increase Cash Available for Distribution and (ii) be treated as a distribution pursuant to this Section 4.1(d) to the Recipient. Suspended Distributions not distributed pursuant to this Section 4.1(d) prior to the dissolution of Company pursuant to Section 8.1 shall be treated as an asset of Company to be distributed pursuant to Section 4.2.

4.2 **Liquidating Distributions.** In the event Company is liquidated pursuant to Article 8, the assets to be distributed pursuant to Section 8.3 shall be distributed as follows:

(a) To the payment of any expenses of such liquidation;

(b) to the payment of all matured debts and liabilities of Company;

(c) to the setting up of any reserves which the Liquidator deems reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations of Company;

(d) to the Series A Preferred Unitholders pro rata in proportion to the number of Series A Preferred Units held, an amount equal to the ("Preferred Liquidation Preference") which shall equal the greater of (i) the Original Issue Price for each Series A Preferred Unit held, plus any Preferred Dividends accrued but unpaid thereon, or (ii) the amount that the holders of the Series A Preferred Units would receive from the transaction or transactions creating the liquidation, dissolution or winding up, in proportion to the number of Series A Preferred Units held by such holders. If the assets of the Company are insufficient to permit payment to each Series A Preferred Unitholder his, her or its full share of the Preferred Liquidation Preference, then the available assets of the Company will be distributed ratably to the holders of the Series A Preferred Units in proportion to the aggregate Preferred Liquidation Preference each such holder would otherwise be entitled to receive; and

(e) the balance pro rata to the Members (not including the Series A Preferred Unitholders) in accordance with their respective Capital Account balances, after making the

adjustments for allocations under Article 5, up to and including the date of the liquidating distributions.

Article 5
ALLOCATION OF PROFITS AND LOSSES

5.1 **Allocation of Profits and Losses.**

(a) **Allocation of Profits.** Except as otherwise provided in Sections 5.2, 5.4(d) and 5.5, Profits shall be allocated as follows:

(i) First, to the Members, pro rata based on the Losses allocated to them pursuant to Section 5.1(b)(ii) and (iii) until each Member has been allocated an amount of Profits pursuant to this Section 5.1(a)(i) in the current and previous Fiscal Periods that equals the Losses allocated to that Member pursuant to Section 5.1(b)(ii) and (iii) in the previous Fiscal Periods. Profits allocated under this Section 5.1(a)(i) shall first offset Losses allocated under Section 5.1(b)(iii) and then Losses allocated under Section 5.1(b)(ii).

(ii) Second, to the holders of Class C Units, pro rata in accordance with their Class C Units, until the cumulative amount allocated pursuant to this Section 5.1(a)(ii) equals Eighty Thousand Dollars ($80,000).

(iii) Thereafter, to all the Members, pro rata in accordance with their respective Units, whether vested or unvested.

(b) **Allocation of Losses.** Except as otherwise provided in Sections 5.2, 5.4(d) and 5.5, Losses shall be allocated as follows:

(i) First, to the Members, pro rata based on the Profits allocated to them pursuant to Sections 5.1(a)(ii) and 5.1(a)(iii) until each Member has been allocated an amount of Losses pursuant to this Section 5.1(b)(i) in the current and previous Fiscal Period that equals the Profits allocated to that Member pursuant to Sections 5.1(a)(ii) and 5.1(a)(iii) in the previous Fiscal Periods. Losses allocated under this Section 5.1(b)(i) shall first offset Losses allocated under Section 5.1(a)(iii) and then Losses allocated under Section 5.1(a)(ii).

(ii) Second, to the Members, pro rata based on their respective Units, whether vested or unvested, but, with respect to a Member, only to the extent of the positive balance in such Member's Capital Account, until all Capital Accounts of the Members have been reduced to zero.

(iii) Thereafter, to all Members, pro rata in accordance with their respective Units, whether vested or unvested.

5.2 **Regulatory Allocations.** This Agreement shall be deemed to contain provisions relating to "minimum gain chargeback," " nonrecourse deductions," "qualified income offset," "gross income allocations," and any other provision required to be contained in this Agreement

pursuant to the Treasury Regulations promulgated under Section 704(b) of the Code (the "Regulatory Allocations"), other than any requirement that a Member be required to contribute to Company an amount equal to any deficit in the Member's Capital Account.

No allocation of Loss shall be made to a Member if the allocation would result in a negative balance in the Member's Capital Account in excess of the amount the Member is obligated to restore or deemed obligated to restore pursuant to the penultimate sentences of Section 1.704-2(g)(1) and (i)(5) of the Treasury Regulations. In the event there is a negative balance in the Member's Capital Account in excess of the amount(s) set forth above, the Member shall be allocated income and gain in the amount of that excess as quickly as possible. Any Loss that cannot be allocated to a Member pursuant to the restrictions contained in this paragraph shall be allocated to other Members.

The allocations under this Section 5.2 are intended to comply with the Treasury Regulations promulgated under Section 704(b) of the Code. The other provisions of this Article 5 notwithstanding, allocations under this Section 5.2 shall be taken into account in allocating other Profits, Losses and items of income, gain and deduction among the Members so that, to the extent possible, the net amount of the allocations of other Profits, Losses and other items and the allocations under this Section 5.2 to each Member shall equal the net amount that would have been allocated to each such Member if the allocations under this Section 5.2 had not occurred.

5.3 **Other Allocation Rules.**

(a) **Transfer of Units.** If a Member Transfers all or any portion of the Member's Units pursuant to this Agreement during any Fiscal Period, the Profits (or Losses) allocated to the Members for such Fiscal Period shall be allocated among the Members in proportion to their respective Units from time to time during the Fiscal Period, in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Board.

(b) **Determination of Allocable Amounts.** The Profits, Losses, or any other items allocable to any Fiscal Period shall be determined on a daily, monthly, or other bas is, as determined by the Board, using any permissible method under Section 706 of the Code and the Treasury Regulations under that section.

5.4 **Tax Allocations.**

(a) **Capital Contributions.** In accordance with Section 704(c) of the Code and the Treasury Regulations under that section, income, gain, loss, and deduction with respect to any contribution to Company's capital shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the property's adjusted basis to Company for federal income tax purposes and its initial Asset Value.

(b) **Adjustment of Asset Value.** If the Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the asset's adjusted basis for federal income tax purposes and its Asset Value as so adjusted in the same manner as under Section 704(c) of the Code and the Treasury Regulations under that section.

(c) **Elections.** Any elections or other decisions relating to allocations shall be made by the Board in any manner that reasonably reflects the purpose and intent of this Agreement. In the event the Board causes Company to make a Code Section 754 election at the request of one or more Members, the requesting Member(s) shall bear any additional administrative and accounting expenses (whether in the year of the election or subsequent Fiscal Years) incurred as a result of the Code Section 754 election.

(d) **Imputed Interest.** To the extent Company has interest income or deductions with respect to any obligation of or to a Member pursuant to Section 483, Sections 1271-1288, or Section 7872 of the Code, the interest income or deductions shall be specially allocated to the Member to whom the obligation relates.

(e) **Units Issued for Services; Code Section 83 Safe Harbor Election.**

(i) By executing this Agreement, each Member authorizes and directs Company to elect to have the safe harbor described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice") apply to an interest in Company transferred to a service provider by Company on or after the effective date of such Revenue Procedure in connection with services provided to Company. For purposes of making such safe harbor election, the Tax Matters Partner is hereby designated as the "partner who has responsibility for federal income tax reporting" by Company and, accordingly, execution of such safe harbor election by the Tax Matters Partner constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. Company and each Member hereby agree to comply with all requirements of the safe harbor described in the IRS Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each safe harbor membership interest issued by Company in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 5.4(e) shall survive such Member's ceasing to be a Member and/or the termination, dissolution, liquidation and winding up of Company, and, for purposes of this Section 5.4(e), Company shall be treated as continuing in existence.

(ii) Each Member authorizes the Board to amend this Section 5.4(e) or any other section of this Agreement to the extent necessary, in the Board of Director's sole discretion, to achieve substantially the same tax treatment with respect to any interest in Company transferred to a service provider by Company in connection with services provided to Company as set forth in Section 4 of the IRS Notice (*e.g.*, to reflect changes from the rules set forth in the IRS Notice in subsequent Internal Revenue Service guidance or in amendments or other changes to the Code or the Regulations); provided, however, that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the IRS Notice applied to all interests in Company transferred to a service provider by Company in connection with services provided to Company).

5.5 **Allocations Related to Noncompensatory Options.** The Members acknowledge and agree that Company may, pursuant to Section 2.2(a), issue options or warrants to acquire

Class A Units, which options or warrants might not be issued in connection with the performance of services. The Members further acknowledge and agree that, if such options or warrants are not issued in connection with the performance of services, Company may grant the holder of such an option or warrant a right to share in the capital of Company that exceeds (or is less than) the sum of the consideration paid by the holder to acquire and exercise such option or warrant. As a result, in order for the provisions of this Agreement relating to the maintenance of Capital Accounts to comply with Section 1.704-1(b) of the Treasury Regulations, Company shall treat the exercise of any such option or warrant in a manner consistent with the guidance provided for noncompensatory options in Proposed Treasury Regulations Section 1.704-1(b). Such consistent treatment may include (i) the revaluation of the Asset Values of Company's assets immediately after, instead of immediately before, the exercise of such option or warrant, (ii) the disproportionate allocation of any unrealized income, gain, loss, or deduction in Company's assets (that has not been previously reflected in the Capital Accounts of the Members) to the holder exercising such option or warrant to the extent necessary to reflect the holder's right to share in the capital of Company, (iii) the reallocation of the capital of Company between the holder exercising such option or warrant and the Members of Company immediately prior to such exercise such that the holder's initial Capital Account with respect to the Class A Units purchased pursuant to such option or warrant reflects the holders' share in the capital of Company with respect to those Class A Units and (iv) corrective allocations so as to take into account any reallocation of the capital of Company referred to in clause (iii).

5.6 **Income Tax Consequences.** The Members are aware of the income tax consequences of the allocations made by this Article 5 and hereby agree to be bound by the provisions hereof in reporting their shares of income and loss for income tax purposes.

Article 6
MANAGEMENT OF COMPANY AND ACTIONS BY MEMBERS

6.1 **Authority and Powers of the Board.**

(a) **Authority and Powers in General.** Except to the extent otherwise provided in this Agreement, the business of Company shall be managed by or under the direction of the Board, which shall be considered the "manager" of Company under the Act. No Member shall have any right or power to take part in the management or control of Company or its business. Except as the rights and responsibilities of the Board shall be limited as expressly set forth in this Agreement, the Board shall have full and complete authority to manage the business of Company, to make all decisions regarding such business, and to perform all other acts customary or incident to the management of Company's business. Members have the right to vote only on those matters expressly set forth in this Agreement or as required by the Act. The Board shall be elected by the Members in accordance with Section 6.2.

(b) **Absolute Restrictions.** The Board shall not have the authority to:

(i) do any act in contravention of applicable law, this Agreement or that would make it impossible to carry on the ordinary business of Company;

(ii) possess property of Company, or assign rights in specific property of Company for other than a purpose of Company;

(iii) perform any act that would subject a Member to liability in any jurisdiction except as expressly provided in this Agreement;

(iv) take any action or make any election which would cause Company to be treated as other than a partnership for federal and state income tax purposes; or

(v) take any other action requiring the consent of all or any of the Members pursuant to nonwaivable provisions of the Act or other applicable law or under the terms of this Agreement without first obtaining the required consent.

(c) **Liability for Certain Acts.** The Directors shall perform their managerial duties in good faith, in a manner they reasonably believe to be in the best interests of Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Director who so performs the Director's duties to Company shall not have any liability by reason of being or having been a Director of Company. The Directors in their role as such shall not be liable to Company or to any Member for any loss or damage sustained by Company or any Member, unless the loss or damage is the result of fraud, deceit, willful misconduct or wrongful taking by the Director.

(d) **Other Business Activities.** The Directors shall not be required to manage Company as their sole and exclusive function. Except as otherwise provided in this Agreement, the Directors may have other business interests and may engage in other activities in addition to those relating to Company, and neither Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or in the income or proceeds derived therefrom. Except as otherwise provided in this Agreement, Directors shall incur no liability to Company or to any of the Members as a result of engaging in any other business or venture.

6.2 **Number, Election and Qualifications of Directors.**

(a) **General.** There shall be five (5) Directors of Company. Except as provided in Section 6.2(b) or 6.2(c), one (1) Director (the "Sikes Appointee") shall be appointed by Toni Sikes and one (1) Director (the "Maxwell Appointee") shall be appointed by Terrance Maxwell. In addition, one (1) Director (the "Common Appointee") shall be designated by the holders of a Majority Consent of the Common Units and one (1) Director (the "Preferred Appointee") shall be designated by the holders of a Majority Consent of the Series A Preferred Units; provided, that if no Series A Preferred Units are outstanding, the Members, acting by Majority Consent, shall have the power to remove the Preferred Appointee and shall have the power to appoint a Director to fill the seat formerly held by the Preferred Appointee. Finally, the remaining Director (the "Independent Appointee"), shall be an individual with industry expertise and shall be selected by the Directors other than the Independent Appointee, acting through the affirmative vote of a majority of them. Each Director shall hold office until the occurrence of an event set forth in Section 6.2(a), 6.2(b) or 6.2(c). The current Board is identified on Exhibit C, attached hereto. Upon the final Closing (as defined in that certain Subscription and Purchase

Agreement for the sale of Series A Preferred Units of even date herewith), the Board shall be modified to fully satisfy the details of this Section 6.2(a). Upon the removal or withdrawal of a Director pursuant to Section 6.2(a), 6.2(b) or 6.2(c) or the appointment or election of a Director pursuant to this Section 6.2(a) or Section 6.2(b), the CEO is authorized to modify Exhibit C to reflect the withdrawal, appointment or election of such Director.

(b) **Effect of Reduction in Percentage Ownership of Ms. Sikes or Mr. Maxwell.** If Toni Sikes, together with her Permitted Transferees, at any time owns less than ten percent (10%) of the total Units outstanding, then Ms. Sikes shall no longer be entitled to appoint the Sikes Appointee. If Terrance Maxwell, together with his Permitted Transferees, at any time owns less than ten percent (10%) of the total Units outstanding, then Mr. Maxwell shall no longer be entitled to appoint the Maxwell Appointee. In such event, the Members, acting by Majority Consent, shall have the power to remove the Sikes Appointee or the Maxwell Appointee, as applicable, and shall have the power to appoint a Director to fill the seat formerly held by the Sikes Appointee or the Maxwell Appointee, as applicable. For the sake of clarity, in such event the Members shall also have the power to remove any Director they appoint to fill such seat, and to appoint a replacement Director to fill such seat.

(c) **Withdrawal of Director.** An individual shall cease to be a Director upon the earliest to occur of any of the following: (i) the individual's voluntary resignation, which shall be effective upon delivery of a written notice from the individual to Company unless the notice specifies a later effective date; (ii) the individual's death, incapacity, or inability to act as a Director for any reason; (iii) if the individual is the Sikes Appointee, the individual's removal by Toni Sikes or, if Ms. Sikes and her Permitted Transferees at any time own less than ten percent (10%) of the Units outstanding, by the Members acting by Majority Consent; (iv) if the individual is the Maxwell Appointee, the individual's removal by Terrance Maxwell or, if Mr. Maxwell and his Permitted Transferees at any time own less than ten percent (10%) of the Units outstanding, by the Members acting by Majority Consent; or (v) if the individual is the Preferred Appointee, the individual's removal by the holders of a Majority Consent of the Series A Preferred Units or, if no Series A Preferred Units remain outstanding, by the Members acting by Majority Consent.

(d) **Vacancy.** If a vacancy occurs on the Board pursuant to Section 6.2(c), the number of Directors required for a quorum (as defined in Section 6.3(e)) or to constitute the affirmative vote of a majority of the Directors (pursuant to Section 6.2(a)) shall be based upon the number of Directors then currently serving upon the Board. In the event of any such vacancy, the Members shall appoint or elect a new Person to serve as a Director pursuant to Section 6.2(a) as promptly as practicable. If Company at any time lacks Directors, the Members shall perform the duties of the Board by Majority Consent unless and until the Members, pursuant to Section 6.2(a), appoint or elect a substitute Director or Directors. The lack of Directors shall not cause a dissolution or termination of Company.

6.3 **Manner of Acting by the Board.**

(a) **Manner of Acting.** Except as set forth in Section 6.3(h), the consent of the Board to any act or failure to act may be given by the affirmative vote of a majority of the Directors then in office at a meeting at which a quorum of the Board (as defined in Section

6.3(e)) participate in person or by telephone or other electronic means, or in a writing signed by a majority of the Directors then in office.

(b) **Records.** Company shall keep written records of all actions taken by the Board.

(c) **Meetings.** Meetings of the Board may be called by the CEO or by any Director. Meetings not held by electronic or telephonic means shall be held at Company's principal place of business or at such other place as may be designated by the Person(s) calling the meeting; provided, however, that any Director shall be allowed to participate in such meeting by electronic or telephonic means, if the Director so requests. The Directors participating in the meeting shall choose a Director to act as chairperson of the meeting. The chairperson of the meeting may appoint any Director or other Person present to act as secretary of such meeting.

(d) **Notice.** No matter shall be voted upon at a meeting of the Board unless notice of the meeting is given at least two (2) days prior to such meeting or such notice is waived by any Director not receiving it. A Director shall be deemed to have waived notice of any meeting that the Director attends or in which the Director participates unless at the beginning of the meeting, or promptly upon commencement of the Director's participation in the meeting, the Director objects to the meeting because of lack of proper notice. Written records kept pursuant to Section 6.3(b) of a meeting at which a Director was present, or in which the Director participated, shall be *prima facie* evidence that the Director was duly notified of the matters voted upon at the meeting or that the Director waived the notice requirement unless the Director's objection as required by this Section 6.3(d) is noted in the records. No prior notice shall be required for any action taken by written consent of the Directors; provided, however, that reasonable notice of the taking of any action by written consent of fewer than all of the Directors shall be given to those Directors who did not consent to the action and who, if the action had been taken at a meeting, would have been entitled to notice of the meet in g.

(e) **Quorum.** A majority of the Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board. Notwithstanding that less than a quorum is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

(f) **Voting.** Each Director shall be entitled to one (1) vote. Any Director abstaining from voting on a given matter shall still be deemed present for the purposes of quorum. Any Director who is conflicted on any given matter before the Board, including without limitation because the Director has a personal stake in the outcome of an issue (*e.g.*, if an issue involves the compensation or other remuneration to be paid to the Director by Company or a transaction between Company and the Director or an entity controlled by the Director, but not including an economic stake inuring to the Director solely as a result of the Units held by the Director or the Director's employer) shall abstain from voting on the issue unless all Directors have such a personal stake.

(g) **Expenses.** All reasonable and customary out-of-pocket expenses incurred by a Director in connection with Company's business shall be paid by Company or be reimbursed to the Director by Company.

(h) **Protective Provisions.** So long as the holders of Series A Preferred Units are entitled to elect the Preferred Appointee, the Company hereby covenants and agrees with each of the holders of Series A Preferred Units that it shall not, without approval of the Board, which approval must include the affirmative vote of the Preferred Appointee:

(i) Amend, alter or repeal any provision of this Agreement;

(ii) Create, or authorize the creation of, or issue or obligate itself to issue Units of, any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to, junior to or on parity with the Series A Preferred Units;

(iii) Liquidate, dissolve or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(iv) Purchase or redeem, or pay any distribution on any Units prior to the Series A Preferred Units; or

(v) Incur any aggregate indebtedness that is not already included in a budget approved by the Board.

6.4 **Officers.**

(a) **Number of Officers.** The Board may appoint a CEO and such other officers and assistant officers as it deems necessary. If specifically authorized by the Board, an officer may appoint one or more officers or assistant officers. The same individual may simultaneously hold more than one office in Company. The authority of the officers will be as determined by the Board. The officers are identified on Exhibit D, attached here to. The CEO is authorized to modify Exhibit D from time to time as needed to reflect the identities of the officers.

(b) **Appointment and Term of Office.** The officers of Company shall be appointed by the Board for a term as determined in the sole discretion of the Board. If no term is specified, officers shall hold office until they are removed or they resign, or their successor is appointed. The designation of a specified term does not grant to the officer any contract rights, and the Board may remove the officer at any time prior to the termination of the officer's term. Any removal of an officer shall be without prejudice to the contract rights, if any, of the Person so removed.

(c) **Delegation of Authority.** The Board may delegate to the officers such authority and duties as the Board may deem advisable to carry out the day-to-day business of Company and may enter into contracts with the officers for this purpose. In addition, the Board may, from time to time, assign titles to any individuals selected by the Board. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of that title shall constitute the delegation of the authority and duties normally associated with that office. Any number of titles may be held by the same person. Any delegation pursuant to this Section 6.4 may be revoked at any time by the Board.

(d) **Liability for Certain Acts.** The officers shall perform their duties in good faith, in a manner they reasonably believe to be in the best interests of Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances. An officer who so performs the officer's duties to Company shall not have any liability by reason of being or having been an officer of Company. The officers in their role as such shall not be liable to Company or to any Member for any Joss or damage sustained by Company or any Member, unless the loss or damage is the result of fraud, deceit, willful misconduct or wrongful taking by the officer.

6.5 **Powers of Members.** Except in any situation in which powers are exclusively reserved to the Members in nonwaivable provisions of the Act (in the sense that the arrangement may not be changed pursuant to an operating agreement of a limited liability company), or as expressly provided in this Agreement, the Members shall not have the power to manage or control the affairs of Company or to bind or obligate Company in any manner.

6.6 **Actions by Members.** Any actions of the Members shall be taken in the manner set forth below, unless expressly provided otherwise in this Agreement:

(a) **Manner of Acting.** The consent of the Members to any act or failure to act may be given by Majority Consent or, if this Agreement or the Act requires some other threshold for consent for the action or failure to act in question, by such other threshold of consent, at a meeting at which a quorum of the Members (as defined in Section 6.6(f)) participate in person or by telephone or other electronic means. The Members may also approve any action without a meeting, without prior written notice and without a vote, if consent or consents in writing, setting forth the action so taken, shall be signed by Majority Consent or other threshold of consent, as applicable for the action in question.

(b) **Records.** Company shall keep written records of all actions taken by the Members.

(c) **Meetings.** Meetings of the Members may be called by the CEO, any Director or by Majority Consent. Meetings not held by electronic or telephonic means shall be held at Company's principal place of business or at such other place as may be designated by the Person(s) calling the meeting.

(d) **Notice.** No matter shall be voted upon at a meeting of Members unless at least seventy-two (72) hour notice of the meeting is given or such notice is waived by any Member who is entitled to vote and who has not received notice. A Member shall be deemed to have waived notice of any meeting that the Member attends or in which the Member participates unless at the beginning of the meeting the Member objects to the meeting because of lack of proper notice. No prior notice shall be required for any action taken by written consent of the Members; provided, however, that reasonable notice of the taking of any action by written consent of fewer than all of the Members shall be given to those Members who did not consent to the action and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

(e) **Record Date.** For the purpose of determining the Members entitled to receive notice of any meeting of the Members, or the Members entitled to vote or take any other action, the Board may fix in advance a date as the record date. The record date shall not be more than ten (10) days before the date on which the particular action requiring such a determination of Members is to be taken. If no record date is so fixed by the Board, the record date shall be at the close of business on: (i) with respect to any meeting of Members, the day before the first notice is delivered to Members, and (ii) with respect to any action taken in writing without a meeting, the date the first Member signs the consent pursuant to which such action is taken.

(f) **Quorum.** At any meeting of the Members, Members holding sufficient Units to give Majority Consent to the action taken at any meeting, represented in person or by proxy, shall constitute a quorum of the Members at the meeting. If a quorum is not present at any meeting, a majority of the Members present may adjourn the meeting from time to time without further notice. At any adjourned and reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

(g) **Voting.** Except as otherwise provided in this Agreement, each Unit shall be entitled to one (1) vote. Each Member shall vote all of the Member's Units in the same manner as to any given matter submitted for a vote.

(h) **Proxies.** At all meetings of Members, a Member may vote by proxy executed in writing by the Member or the Member's duly authorized attorney-in-fact. Proxies shall be filed with the CEO before or at the time of the meeting. No proxies shall be valid after six (6) months from the date of execution, unless expressly provided otherwise in the proxy.

6.7 **Indemnification of the Directors, Officers and Members.** To the maximum extent permitted under the Act, Company shall indemnify each Director, officer and Member and make advances for expenses, including reasonable attorneys' fees, actually and reasonably incurred by them in connection with any claim relating to their actions or failures to act in such capacity, if the affected Director, officer or Member in good faith reasonably believed such action to be in or not opposed to Company's best interests, except that no indemnification shall be made in respect of any claim as to which an action or failure to act shall have been adjudged to constitute fraudulent conduct or willful or wanton misconduct in the performance of a duty to Company. In addition, Company shall indemnify its employees and agents to the fullest extent permitted by law, provided that the indemnification in any given situation is approved by the Board.

Article 7
TRANSFER OF UNITS

7.1 **General Restrictions on Transfers.**

(a) **General.** No Units may be Transferred unless the Transfer is either (i) expressly permitted under this Article 7, or (ii) approved by the Board.

(b) **Void Transfer.** Any Transfer, attempted Transfer, or purported Transfer in violation of this Agreement's terms and conditions shall be null and void.

(c) **Securities Laws Transfer Restrictions.** Subject to the other restrictions herein set forth, no interest in Company shall be Transferred by any Transferor unless such Transfer is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws.

7.2 **Permitted Transfers.** A Member may Transfer all or any portion of the Member's Units to a Permitted Transferee, provided the applicable provisions of this Section 7.2 are complied with before the Transfer becomes effective, at which time the Permitted Transferee, if not Company or another Member, will become a Member.

(a) **Signature.** If the Permitted Transferee is not Company or another Member, then: (i) the Permitted Transferee must sign a counterpart to this Agreement, agreeing for the benefit of the other Members to be bound by this Agreement to the same extent as if the Permitted Transferee had been an original party to the Agreement as a Member; and (ii) the Spouse of the Permitted Transferee must sign a spousal consent and acknowledgment if requested by Company.

(b) **Approval.** Company must approve of the trustee, if the Transfer is to a trust, in writing before the Transfer.

(c) **Documents.** The Permitted Transferee must take all actions and execute all instruments required by Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of Units or with this Agreement.

7.3 **Third-Party Transfers.**

(a) **Notice of Transfer.** Except in the case of a Transfer to a Permitted Transferee pursuant to Section 7.2, an Involuntary Transfer pursuant to Section 7.4 or an Event of Marital Transfer pursuant to Section 7.5, before a Transferor may Transfer its Units to a Transferee, a Transferor must have received a Bona Fide Written Offer and must send a Notice of Transfer to Company, and the applicable provisions of this Section 7.3 must be complied with, before a Transfer will be effective and the Transferee will be considered a Member. Subject to Section 7.3(c), the Notice of Transfer shall constitute an irrevocable and exclusive offer to Company and to the Members, as set forth in Section 7.3(b), to purchase all of the Offered Units at the price and on the terms and conditions specified in the Notice of Transfer.

(b) **Option to Purchase.** Before making any Transfer to a third party pursuant to a Bona Fide Written Offer, the Transferor shall first offer the Units the Transferor desires to transfer (the "Offered Units") to Company. Company shall have thirty (30) days after the date Company actually receives the Notice of Transfer (the "Company Election Period") within which to elect to purchase all, but not less than all, of the Offered Units, by giving written notice of such exercise to the Transferor. If Company does not exercise its option to purchase the Offered Units before the expiration of the Company Election Period, the CEO shall deliver a copy of the Notice of Transfer to each Member, and the Offered Units shall be offered for sale to the Members. In such event, the Members shall have thirty (30) days after the expiration of the Company Election Period (the "Member Election Period") within which to elect to purchase all, but not less than all, of the Offered Units, by giving written notice of such exercise to the

Transferor. Each Member shall have the right to purchase a number of the Offered Units equal to the total number of Offered Units multiplied by a fraction, the numerator of which is the number of Units held by that Member on the date on which the Company Election Period expires, and the denominator of which is the number of Units held by the non-Transferring Members on that date; provided, however, that the non-Transferring Members may agree to otherwise divide the Offered Units amongst themselves. If the option is exercised by Company or the Members, the Transferor shall be obligated to sell, and Company or the Members shall be obligated to purchase, the Offered Units upon the same price and upon the same terms and conditions specified in the Notice of Transfer.

(c) **Transfer to Third Party.** If neither Company nor the Members elect to purchase the Offered Units pursuant to Section 7.3(b), the Transferor may Transfer all (but not less than all) of the Offered Units pursuant to this Section 7.3(c), at which time the Transfer will be effective and the Transferee will become a Member; subject to the following:

(i) The Transferor may Transfer all (but not less than all) of the Offered Units identified in the Notice of Transfer to the third party designated in the Notice of Transfer at the same price and on the same terms of payment specified in the Notice of Transfer, provided that the Transfer is made within one hundred twenty (120) days after the date of the Notice of Transfer.

(ii) The Transferee must, as part of the closing of the Transfer, sign a counterpart to this Agreement agreeing for the benefit of the other Members to be bound by this Agreement to the same extent as if the Transferee had been an original party to this Agreement.

(iii) The Transferee must, as part of the closing of the Transfer, take all actions and execute all instruments required by Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of a Unit or with this Agreement.

If the Offered Units are not Transferred within the applicable periods and in accordance with the foregoing provisions of this Section 7.3(c), the Offered Units shall again be subject to the restrictions of this Section 7.3.

(d) **Drag-Along Option.** If a Transferor or a group of Transferors desires to Transfer all of the Transferor's or Transferors' Units pursuant to a Bona Fide Written Offer in a transaction or series of related transactions approved by the Board, if those Units constitute more than fifty percent (50%) of the outstanding Units of the Company on the date of the first step of the transaction or series of related transactions, and if neither Company nor the Members elect to purchase the Offered Units pursuant to Section 7.3(b), then the Transferor(s) shall have the option, exercisable by providing written notice to all other Members no later than ten (10) days following the expiration of the Member Election Period, to require all of the non-Transferring Members to sell their Units to the prospective Transferee at the same time, at the same price and upon the same terms and conditions as contained in the Bona Fide Written Offer. If the Transferor(s) exercise this option, each non-Transferring Member shall: (i) if the transaction or series of transactions requires the approval of the Members, vote all of the Units over which such

non-Transferring Member has voting control in favor of the transaction or series of transactions, (ii) Transfer such non-Transferring Member's Units to the prospective Transferee at the same time, at the same price and upon the same terms and conditions as contained in the Bona Fide Written Offer, (iii) execute and deliver all related documentation and take any other such action reasonably requested by the Transferor or Transferor(s), Company or the prospective Transferee in order to carry out such Transfer of Units, including without limitation executing and delivering instruments of conveyance and Transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing and any similar or related documents, and (iv) refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Transfer of Units.

7.4 **Involuntary Transfer.**

(a) **Involuntary Transferee.** An Involuntary Transfer to a Person other than a Permitted Transferee will be effective only after the applicable provisions of this Section 7.4 have been complied with. The creditor, receiver, trust or trustee, estate, beneficiary, or other Person to whom Units are Transferred by Involuntary Transfer (the "Involuntary Transferee") will have only the rights provided in this Section 7.4. As used herein, the term "Involuntary Transfer" means any Transfer of Units by operation of law or in any proceeding, including a Transfer resulting from the dissociation of a Member, by or in which a Member would, but for the provisions of this Section 7.4, be involuntarily deprived of any interest in or to the Member's Units, including, without limitation, (i) a Transfer on death or bankruptcy, (ii) any foreclosure of a security interest in the Units, (iii) any seizure under levy of attachment or execution, or (iv) any Transfer to a state or to a public office or agency pursuant to any statute pertaining to escheat, abandoned property, or forfeiture.

(b) **Notice to Company.** Upon the occurrence of an Involuntary Transfer, the Transferor and the Involuntary Transferee shall each immediately deliver a written notice to Company describing the event giving rise to the Involuntary Transfer, the date on which the event occurred, the reason or reasons for the Involuntary Transfer, the name, address, and capacity of the Involuntary Transferee, and the Units involved (a "Notice of Involuntary Transfer"). The Notice of Involuntary Transfer shall constitute the offer to sell the number of Units identified therein for which the Fair Market Value and the terms of payment shall be as set forth in the applicable provisions of Section 7.6.

(c) **Company's Option to Purchase Units.** If any Units are subject to any Involuntary Transfer, Company shall at all times have the immediate and continuing right and option for a period of sixty (60) days after Company first receives the Notice of Involuntary Transfer to purchase such Units in accordance with Section 7.6 by giving written notice to that effect to the Transferor and Involuntary Transferee. Failure to properly accept the offer within the prescribed time period shall constitute a rejection of the offer.

(d) **Effect of Company's Rejection of Option.** If Company does not accept the offer pursuant to Section 7.4(c), or Company fails through no fault of the Transferor or the Involuntary Transferee to close the Transfer within the applicable time period established therefor, the Involuntary Transfer shall become effective and the Involuntary Transferee shall be

subject to the rights and restrictions set forth in this Agreement, including Section 7.4(e), and any subsequent Transfer by the Involuntary Transferee shall be subject to the provisions hereof.

(e) **Effect of Involuntary Transfer.** From the effective date of the Involuntary Transfer, the Involuntary Transferee shall have the rights of an assignee of the Transferor's Units as set out in the Act. Unless and until the Involuntary Transferee is admitted as a Member by the Board, the Units held by the Involuntary Transferee shall have no voting rights such that the determination of Majority Consent shall be made by excluding the Units held by the Involuntary Transferee for all purposes.

7.5 **Marital or Community Property and Divorce.**

(a) **Marital or Community Property Rights.** For purposes of this Agreement, any reference to Units shall include all interests in the Units now or hereafter acquired by a Spouse as a result of (1) community or marital property laws including community or marital property, deferred marital property, or augmented marital property, or (2) a property division or other award or Transfer upon dissolution of marriage. The creation of an interest in Units by operation of any applicable community or marital property law shall not be deemed a Transfer so Jong as the Units in which an interest is created continue to satisfy the following two conditions:

(i) the Units are registered in the name of the Member or Transferee; and

(ii) the Units are controlled by the Member or Transferee.

(b) **Termination of Marital Relationship.** If the marital relationship of a Member and the Member's Spouse is terminated by the death of the Spouse or by divorce, and if the Member does not receive, or succeed to, any interest of the Spouse in any Units acquired through marital property laws or otherwise, whether by testamentary disposition, operation of law, property settlement agreement, court order or otherwise (each an "<u>Event of Marital Transfer</u>"), then such Member will have the option for sixty (60) days from the date of the applicable Event of Marital Transfer to purchase all, but not less than all, of any interest of the Spouse in any Units acquired as the result of an Event of Marital Transfer, as provided in this Section 7.5, by giving written notice to the Spouse or representative of the Spouse's estate, as applicable. If the Member elects to exercise such option, the Spouse or representative of the Spouse's estate, as the case may be, shall be obligated to sell such interest in Units pursuant to this Section 7.5. If the Member does not elect to exercise such option, the Spouse or representative of the Spouse's estate, as the case may be, shall notify Company of the Member's failure to exercise its option, and Company shall have the option to purchase all, but not less than all, of any interest of the Spouse in any Units acquired as the result of an Event of Marital Transfer for sixty (60) days after it receives notice that the Member has not exercised such Member's option. If Company elects to exercise such option, the Spouse or the personal representative of the Spouse's estate, as the case may be, shall be obligated to sell such interest in Units pursuant to this Section 7.5 to Company. The Fair Market Value and payment terms for interests in Units transferred pursuant to this Section 7.5 shall be determined in accordance with the provisions of Section 7.6.

(c) **Effect of Marital Transfer.** If neither the Member nor Company elects, pursuant to Section 7.5(b), to purchase any interest of the Spouse in any Units acquired as the result of an Event of Marital Transfer, the Spouse or other Transferee who acquires any Units or any interest therein resulting from an Event of Marital Transfer shall have the rights of an assignee of the Transferor's Units as set out in the Act. Unless and until the Spouse or other Transferee is admitted as a Member by the Board, the Units held by the Spouse or other Transferee shall have no voting rights such that the determination of Majority Consent shall be made by excluding the Units held by the Spouse or other Transferee for all purposes.

(d) **Member to Vote.** Prior to any Transfer of any Units to a Spouse of a Member pursuant to an Event of Marital Transfer, the Spouse, if any, of each Member, by signing a spousal consent and acknowledgement substantially in the form attached hereto as Exhibit E, grants to the Member an irrevocable and absolute proxy and power of attorney (the proxy and power being coupled with an interest) to (i) take such actions on the Spouse's behalf without any further deed than the taking of the action by the Member with respect to the Units otherwise held by the Member, and (ii) sign any document evidencing the action for or on behalf of the Spouse relating to the Units. Upon becoming a Member or at the time of any subsequent marriage of a Member, each Member shall obtain from their Spouse and deliver to Company a signed spousal consent and acknowledgment.

7.6 **Fair Market Value and Payment Terms.**

(a) **Fair Market Value.** The Fair Market Value for Units (or interests therein) Transferred pursuant to Sections 7.4(c) or 7.5(b) shall be determined on the date of Notice of Involuntary Transfer or the Event of Marital Transfer, as applicable. The purchasing party (or parties) shall be entitled, within ten (10) days of the determination of Fair Market Value, to rescind its (or their) election to purchase the Units by delivery of notice of such rescission to the selling Member or Member's estate, the Spouse or the Spouse's estate, as applicable.

(b) **Payment Terms.** The Fair Market Value for Units transferred pursuant to Sections 7.4(c) or 7.5(b) shall be paid by Company or the purchasing Member as follows:

(i) ten percent (10%) of the Fair Market Value shall be paid by the purchasing party at closing in cash, by wire transfer or certified check; and

(ii) the remaining ninety percent (90%) of the Fair Market Value shall be payable pursuant to one or more promissory notes executed by the purchasing party. Such promissory notes shall bear interest at a rate equal to the mid-term applicable federal rate in effect as of the date of the Notice of Involuntary Transfer or the Event of Marital Transfer, as applicable, and shall be payable in equal annual installments over a period of nine (9) years (prepayable at any time without penalty). Notwithstanding anything to the contrary contained herein, all obligations under any promissory note issued by Company shall be subordinate to any obligations of Company to its lenders, and the holder of any such promissory note, by acceptance thereof, agrees to execute such debt subordination agreements and related documentation that such lender(s) may require.

(c) **Closing.** The closing for any purchase of the Units pursuant to Sections 7.4(c) or 7.5(b) shall be within sixty (60) days after the Fair Market Value is determined.

7.7 **Tag-Along Rights.**

(a) Subject to a Transferor first complying with the provisions of Section 7.3 of this Agreement, each holder of Series A Preferred Units shall have the right, exercisable upon written notice to the Transferor within thirty (30) days after receipt by such holder of Series A Preferred Units of the Notice of Transfer (the "Tag-Along Period"), to participate *pro rata* in the sale described in the applicable Bona Fide Written Offer (the "Tag-Along Option"). Such notice shall indicate the number and class of Units (the "Tag-Along Units") that such holder of Series A Preferred Units wishes to sell under its Tag-Along Option. In the event any holder of Series A Preferred Units exercises its Tag-Along Option, the number of Units that such Transferor may sell pursuant to such Notice of Transfer shall be calculated in accordance with Section 7.7(b).

(b) The number of Units that the Transferor may sell pursuant to such Notice of Transfer is equal to the product obtained by multiplying (i) the number of the Transferor's Units, by (ii) a fraction the numerator of which is the number of the Transferor's Units and the denominator of which is the sum of the number of the Transferor's Units and the aggregate number of the Tag-Along Units of each holder of Series A Preferred Units that exercises its Tag-Along Option. The number of Units that a holder of Series A Preferred Units may sell pursuant to such Notice of Transfer is equal to the product obtained by multiplying (i) the number of the Transferor's Units, by (ii) a fraction the numerator of which is holder of Series A Preferred Unit's Tag-Along Units, and the denominator of which is the sum of the number of the Transferor's Units and the aggregate number of the Tag-Along Units of each of the Holder of Series A Preferred Units that exercises its Tag-Along Option.

(c) If any holder of Series A Preferred Units exercises its Tag-Along Option pursuant to this Section 7.7, then such holder of Series A Preferred Units shall effect its participation in the Transfer by executing and delivering all agreements, instruments, and other documents reasonably required of the Transferor in such Transfer.

(d) To the extent that any prospective purchaser refuses to purchase Units from any holder of Series A Preferred Units that exercises its Tag-Along Option hereunder, the Transferor shall not sell to such Transferee any Units unless and until, simultaneously with such sale, such Transferee shall purchase the number of Units from such holder of Series A Preferred Units determined in accordance with Section 7.7(b) on the same terms and conditions specified in the Written Offer.

7.8 **Specific Performance.** The parties declare that it may be impossible to measure in money the damages that will accrue to any party by reason of a failure to perform any of the obligations under this Article 7, and the parties agree that this Article 7 shall be specifically enforced. Therefore, if any Member or Transferee institutes any action or proceeding to enforce the provisions of this Article 7, any Person, including Company, against whom the action or proceeding is brought waives the claim or defense that the party has or may have an adequate remedy at law. The Person shall not urge in any such action or proceeding the claim or defense

that a remedy at law exists, and the Person shall consent to the remedy of specific performance of this Agreement.

Article 8
DISSOCIATION, DISSOLUTION AND LIQUIDATION

8.1 **Events Causing Dissolution.** Company shall be dissolved only upon the happening of a Dissolution Event.

8.2 **Termination.** Dissolution of Company shall be effective on the date on which the Dissolution Event occurs but Company shall not terminate until Articles of Dissolution have been duly filed under the Act, the affairs of Company have been wound up, and the assets of Company have been distributed as provided in Section 8.3. Notwithstanding the dissolution of Company, prior to the liquidation and termination of Company, the business of Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.3 **Liquidation.** As soon as reasonably practicable following the occurrence of a Dissolution Event, the Board shall appoint a Person to oversee the winding up and liquidation of Company (the "Liquidator"). The Liquidator may, but need not, be a Member. The Liquidator shall have all authority that is necessary or appropriate to the winding up and liquidation of Company, and the Liquidator shall proceed with the winding up and liquidation of Company by applying and distributing Company's assets pursuant to Section 4.2. A reasonable time shall be allowed for the orderly liquidation of the assets of Company and the discharge of liabilities to creditors so as to enable the Liquidator to minimize any losses resulting from the liquidation.

8.4 **Filing and Notice.** The Liquidator shall promptly, upon appointment, execute and file on behalf of Company all documents necessary to effect such dissolution.

8.5 **Distributions In Kind.** If any assets of Company are to be distributed in kind, such assets shall be distributed on the basis of their Asset Value, and any Member entitled to an interest in such assets shall receive such interest therein as a tenant-in-common with all other Members so entitled.

8.6 **Limitation on Liability.** Each Member shall look solely to Company's assets for all distributions from Company and the return of the Member's Capital Contribution to Company and shall have no recourse (upon dissolution or otherwise) against any Director or Member, or any of their respective affiliates.

Article 9
BOOKS AND RECORDS

9.1 **Books and Records.** Company's books and records shall be maintained at Company's principal office or at any other place designated by the Board and shall be available for inspection and copying by any Member or any Member's duly authorized representative(s), at the Member's own expense, during normal business hours.

9.2 **Company Funds.** Company's funds may be deposited in such banking institutions as the Board determines, and withdrawals shall be made only in the regular course of

Company's business on such signature or signatures as the Board determines. All deposits and other funds not needed in the operation of the business may be invested in certificates of deposit, short-term money market instruments, money market funds, government securities, or similar investments as the Board determines.

9.3 **Availability of Information.** Company shall keep at its principal office and place of business, and each Member shall have the right to inspect and copy, all of the following: (i) a current list of the full name and last-known business address of each Member or former Member set forth in alphabetical order, the date on which each Member or former Member became a Member, and, if applicable, the date on which any former Member ceased to be a Member; (ii) copy of the Articles of Organization and all amendments to the Articles; (iii) copies of Company's federal, state, and local income tax returns and financial statements, if any, for its four most recent years; and (iv) copies of this Agreement and any effective written amendments to this Agreement.

9.4 **Tax Returns.** The Board shall cause to be prepared and shall file on or before the due date (or any extension of the due date) any federal, state, or local tax returns required to be filed by Company. The Board shall cause Company to pay any taxes payable by Company out of Company funds.

9.5 **Tax Matters Partner.**

(a) Toni Sikes shall serve as the Tax Matters Partner pursuant to Section 6231(a)(7) of the Code, and in such capacity is hereby authorized and empowered to act and represent Company and each of the Members with respect to Company before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Tax Matters Partner for judicial review of any adjustments assessed by the Internal Revenue Service. By the execution of this Agreement, the Members hereby consent and acknowledge that Ms. Sikes shall be the Tax Matters Partner, and that the Members agree to be bound by, and agree not to take any action inconsistent with, the actions or inaction of said Tax Matters Partner including, but not limited to, the extension of the statute of limitations, any contest, settlement, or other action or position that the Tax Matters Partner deems proper under the circumstances. The Tax Matters Partner shall have the authority to take all actions and incur all costs necessary or desirable in its sole discretion to accomplish the matters set forth in this Section 9.5. If Ms. Sikes ceases to be a Member, the remaining Members shall elect another Member to be the Tax Matters Partner by Majority Consent. The Tax Matters Partner shall be indemnified and held harmless by Company from and against any and all claims, demands, liabilities, costs (including, without limitation, reasonable attorneys' fees), damages and causes of action of any nature whatsoever arising out of or incidental to the Tax Matters Partner's taking of any action authorized under, or within the scope of, this Agreement; provided, however, that the Tax Matters Partner shall not be entitled to indemnification where the claim at issue arose out of:

(i) A matter entirely unrelated to the Tax Matters Partner's acting under the provisions of this Agreement; or

(ii) The proven willful misconduct of the Tax Matters Partner.

(b) Unless otherwise elected by the Members by Majority Consent, notwithstanding anything to the contrary contained herein, the Members hereby agree and acknowledge that the Tax Matters Partner as designated above shall serve as the "Partnership Representative" as defined in the Budget Act. The Members may elect by Majority Consent, at any time, to designate another person to be the Partnership Representative, in which event the Board shall take all appropriate steps to implement such designation. The Partnership Representative shall promptly provide to the Members all notices and other correspondence with respect to any audit or tax contest. Notwithstanding its designation, the Partnership Representative: (i) shall make an available election under Sections 6221(b) or 6226 of the Code (as in effect after the effective date of the Budget Act) if and only if requested to do so by the Members by Majority Consent, and (ii) shall have no authority to make any other elections available under the Budget Act or Treasury Regulations promulgated thereunder without the prior Majority Consent of the Members.

9.6 **Reports.**

(a) Within seventy-five (75) days after the end of each Fiscal Year, the Company shall send to each Person who was a Member at any time during the Fiscal Year then ended (i) a balance sheet as of the end of the Fiscal Year, (ii) statements of income, Members' equity, changes in financial position, and a cash flow statement for the Fiscal Year then ended, and (iii) such tax information as is necessary or appropriate for the preparation by the Members of their individual federal and state income tax returns.

(b) The Company shall deliver to each holder of Series A Preferred Units, provided, that the Board has not reasonably determined that such holder of Series A Preferred Units is a competitor of the Company:

(i) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each Fiscal Year of the Company, unaudited statements of income and of cash flows of the Company for such Fiscal Year, and an unaudited balance sheet of the Company as of the end of such Fiscal Year, all prepared in accordance with GAAP;

(ii) as soon as practicable, but in an event within forty five (45) days after the end of each of the first three (3) quarters of each Fiscal Year of the Company, unaudited statements of income and of cash flows of the Company for such fiscal quarter, and an unaudited balance sheet of the Company as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP); and

(iii) as soon as practicable, but in any event within thirty (30) days after the end of each Fiscal Year of the Company, a Board-approved budget and operating plan for the such Fiscal Year, including a balance sheet, statements of income and of cash flows with assumptions relating to the budget.

9.7 **Inspection.** The Company shall permit each holder of Series A Preferred Units (provided that the Board has not reasonably determined that such holder of Series A Preferred Units is a competitor of the Company), at such holder's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the holder of Series A Preferred Units; provided, however, that the Company shall not be obligated pursuant to this Section 9.7 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement with such holder of Series A Preferred Units, in form reasonably acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Article 10
ANTI-DILUTION PROVISIONS

10.1 **Adjustments to Conversion Price.**

(a) **Special Definitions.** For purposes of this Article 10, the following definitions shall apply:

(i) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire any Units or Convertible Securities.

(ii) "Original Issue Date" shall mean November 3, 2017.

(iii) "Convertible Securities" shall mean any evidences of indebtedness, units or other securities directly or indirectly convertible into or exchangeable for any Units, but excluding Options.

(iv) "Additional Units" shall mean all Units issued (or, pursuant to Section 10.1(c) below, deemed to be issued) by the Company after the Original Issue Date pursuant to Options, Convertible Securities or otherwise, other than (1) the Common Units set forth in Sections 10.1(a)(iv)(A) and (B) and (2) Common Units deemed issued pursuant to the following Options and Convertible Securities (collectively referred to as the "Exempted Securities"):

(A) Common Units issued to employees or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by the Board; or

(B) Common Units or Convertible Securities for Common Units actually issued upon the exercise of Options for Common Units actually issued upon the conversion or exchange of Convertible Securities, in each case, provided such issuance is solely for Common Units, and is pursuant to the terms of such Option or Convertible Security and has been approved by the Board.

(b) **No Adjustment of Conversion Price.** No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Units if the

Company receives Majority Consent from the holders of Series A Preferred Units, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Units.

(c) **Deemed Issue of Additional Units.**

(i) If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 10.1(d), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Units issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (ii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Units (other than deemed issuances of Additional Units as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 10.1(d) (either because the consideration per Unit (determined pursuant to Section 10.1(e)) of the Additional Units subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was

issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Units subject thereto (determined in the manner provided in Section 10.1(c)(i)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 10.1(d), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v) If the number of Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 10.1(c) shall be effected at the time of such issuance or amendment based on such number of units or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (ii) and (iii) of this Section 10.1(c). If the number of Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 10.1(c) at the time of such issuance or amendment shall instead be effected at the time such number of units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(d) **Adjustment of Conversion Price Upon Issuance of Additional Units.** In the event the Company shall at any time after the Original Issue Date issue Additional Units (including Additional Units deemed to be issued pursuant to Section 10.1(c)), without consideration or for a consideration per Unit less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(i) "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Units;

(ii) "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Units;

(iii) "A" shall mean the number of Units outstanding immediately prior to such issue of Additional Units (treating for this purpose as outstanding all Units issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Units) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(iv) "B" shall mean the number of Units that would have been issued if such Additional Units had been issued at a price per unit equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(v) "C" shall mean the number of such Additional Units issued in such transaction.

(e) **Determination of Consideration.** For purposes of this Article 10, the consideration received by the Company for the issue of any Additional Units shall be computed as follows:

(i) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(C) in the event Additional Units are issued together with other Units or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

(ii) **Options and Convertible Securities.** The consideration per unit received by the Company for Additional Units deemed to have been issued pursuant to Section 10.1(c), relating to Options and Convertible Securities, shall be determined by dividing:

(A) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(B) the maximum number of Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(f) **Multiple Closing Dates.** In the event the Company shall issue on more than one date Additional Units that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 10.1(d) then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(g) **Subdivision or Combination of Series A Preferred Units.** In case the Company shall at any time subdivide its outstanding Series A Preferred Units into a greater number of Series A Preferred Units or declare a dividend or make any other distribution upon Series A Preferred Units payable in Series A Preferred Units, the Conversion Price in effect immediately prior to such subdivision or declaration of a dividend shall be proportionately reduced, and, conversely, in case the outstanding Series A Preferred Units shall be combined into a smaller number of Units, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

Article 11
MISCELLANEOUS

11.1 **Amendments to Agreement.** Except as provided herein with respect to (a) the updating of or other revision to Exhibits B, C, and D hereto by the CEOs, (b) the waiver by the Members of their rights under Section 2.7, (c) the amendment of this Agreement by the Board pursuant to Sections 2.2(d) or 5.4(e)(ii), or (d) the amendment of this Agreement by the Board

and the Preferred Appointee pursuant to Section 6.3(h), no amendment or modification of this Agreement shall be valid unless made in writing and approved by Majority Consent.

11.2 **Integration.** This Agreement and the exhibits and schedules attached hereto supersede all prior oral or written agreements or understandings between the parties to this Agreement regarding the subject matter of this Agreement, and are the complete agreement of the Members.

11.3 **Binding Provisions.** The agreements and covenants contained in this Agreement inure solely to the benefit of the parties to this Agreement. This Agreement shall be binding on the heirs, executors, administrators, personal representatives, successors, and permitted assigns of the respective parties to this Agreement.

11.4 **Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws of the state of Wisconsin, without giving effect to the principles of conflicts of laws.

11.5 **Severability of Provisions.** Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions of this Agreement are determined to be invalid or contrary to any existing or future law, the invalidity shall not affect or impair the operation of those portions of this Agreement that are valid.

11.6 **Headings.** The headings of this Agreement are inserted for convenience only and shall not limit or otherwise affect any of the terms or provisions hereof.

11.7 **Notice.** Any notice required or permitted to be given pursuant to this Agreement shall be valid only if in writing and shall be deemed to have been duly given (i) when personally delivered, (ii) when transmitted by fax if confirmation of receipt is printed out on the sending fax machine, (iii) if transmitted by electronic mail, upon acknowledgment by the recipient, or (iv) three (3) days after being mailed by certified mail, postage prepaid, addressed to the Person receiving notice at the address contained in Company's records,. unless that Person otherwise notifies Company in accordance with this Section 11.7 of a change of address.

11.8 **Counterparts.** This Agreement may be executed in any number of counterparts, all of which taken together shall constitute the same instrument.

11.9 **Facsimile and PDF Signatures.** Any signature to this Agreement transmitted electronically by facsimile or pdf software shall be deemed a true and legally binding signature for all purposes and shall for all purposes be considered an original signature.

11.10 **Role of Counsel Representing Company.** This Agreement has been drafted by Michael Best & Friedrich LLP ("MBF"), as counsel for Company. Each Member acknowledges and agrees that:

(a) MBF has not represented any Member in any way in connection with this Agreement;

(b) A conflict may exist between a Member's interest and the interests of Company and the other Members; and

(c) Each Member has had the opportunity to seek advice of independent legal counsel.

[Signature page follows]

The undersigned have executed this Agreement as of the date set forth above.

Company:

THE ART COMMISSION, LLC

By: Toni Sikes
Toni Sikes, CEO

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

Toni Sikes William Kraus
Name of individual

Members:

If an entity:

Cosmic Debris LLC
Name of entity

By: Paul Reckwerdt
Name: Paul Reckwerdt
Its: Managing Partner

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: ________________________________
Name: ______________________________
Its: ________________________________

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: __________________________
Name: ________________________
Its: __________________________

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: ________________________________
Name: ______________________________
Its: _________________________________

If an individual:

John A. Henry
Name of individual

Members:

If an entity:

____
Name of entity

By: ____________________________
Name: __________________________
Its: ____________________________

If an individual:

Nicole Carroll
____
Name of individual

Members:

If an entity:

____
Name of entity

By: _______________________________
Name: ____________________________
Its: ________________________________

If an individual:

Thomas Voell
Name of individual

Members:

If an entity:

Timothy B Erdman Trust

Name of entity

By: Tim Erdman

Name: Tim Erdman

Its: Trustee

If an individual:

____

Name of individual

Members:

If an entity:

____
Name of entity

By: ____________________________
Name: __________________________
Its: ____________________________

If an individual:

____
Name of individual
Rafael Fogel

[Signature Page to Second Amended and Restated
Operating Agreement of The Art Commission, LLC]

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: ____________________________
Name: __________________________
Its: _____________________________

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

____
Ellen White

[Signature Page to Second Amended and Restated Operating Agreement of The Art Commission, LLC]

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

____
Name of individual

GA ART COMMISSION INVESTORS LLC

by Golden Angels Investors, LLC
Its Manager

____
by Timothy J. Keane
Manager Golden Angels Investors, LLC

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

[signature]
____
Name of individual

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

____
Name of individual

RAY ZEMON

[Signature Page to Second Amended and Restated Operating Agreement of The Art Commission, LLC]

Members:

If an entity:

____
Name of entity

By: ____________________________________
Name: __________________________________
Its: _____________________________________

If an individual:

John Veneklamp
Name of individual

Members:

If an entity:

____
Name of entity

By: ____________________________
Name: __________________________
Its: ____________________________

If an individual:

____
Name of individual

Members:

If an entity:

____
Name of entity

By: __________________________
Name: _________________________
Its: __________________________

If an individual:

____
Name of individual: Paul Purcell

Members:

If an entity:

____
Name of entity

By: ___________________________
Name: _________________________
Its: ___________________________

If an individual:

____
Name of individual
PETER C. LUNDBERG

Members:

If an entity:

____
Name of entity

By: __________________________
Name: ________________________
Its: ___________________________

If an individual:

MATTHEW C PETERSON
Name of individual

[Signature Page to Second Amended and Restated
Operating Agreement of The Art Commission, LLC]

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

____
Name of individual

Members:

If an entity:

____

Name of entity

By: ________________________________

Name: ______________________________

Its: ________________________________

If an individual: Scott & Mary Ellen Stanek

____

Name of individual

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

Robert Nemabce
____
Name of individual

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

Will Mahl[signature]
____
Name of individual

Members:

If an entity:

____
Name of entity

By: ______________________________
Name: ______________________________
Its: ______________________________

If an individual:

[signature]
____
Name of individual

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below and any derivatives of the terms shall have correlative meanings:

Act means the Wisconsin Limited Liability Company Law, Chapter 183 of the Wisconsin Statutes.

Agreement shall have the meaning set forth in the opening paragraph hereof.

Asset Value means as of any date, with respect to any asset, the asset's adjusted basis for federal income tax purposes as of such date, except as follows:

(1) The initial Asset Value of any asset contributed by a Member to Company shall be the gross fair market value of the asset, as reasonably determined by the Board.

(2) The Asset Values of all assets of Company shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Board, taking into account the provisions of Section 1.704-1(b)(2)(iv)(h)(2) of the Proposed Treasury Regulations, as of the following times: (a) the acquisition of additional Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by Company to a Member of more than a *de minimis* amount of Company's property as consideration for Units if the Board reasonably determines that the adjustment is necessary or appropriate to reflect the relative economic interests of the Member s; (c) the liquidation of Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; and (d) in connection with the grant of Units representing an interest in Company (other than a *de minimis* interest) as consideration for services to or for the benefit of Company by an existing Member acting in the Member's capacity as a Member, or by a Person acting in anticipation of being a Member.

(3) The Asset Value of any Company asset distributed to any Member shall be the gross fair market value of the asset on the date of distribution as reasonably determined by the Board.

(4) The Asset Value of Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted bases of the assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent required by Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, provided, however, that Asset Values shall not be adjusted pursuant to this clause (4) to the extent the Board reasonably determines that an adjustment pursuant to clause (2), above, is necessary or appropriate in connection with a transaction that otherwise would result in an adjustment pursuant to this clause (4).

(5) If the Asset Value of an asset has been determined or adjusted pursuant to clause (1), (2), or (4), above, the Asset Value shall thereafter be adjusted by the

Depreciation taken into account with respect to that asset for purposes of computing Profits and Losses.

Board Appointee shall have the meaning set forth in Section 6.2(a).

Board means the persons elected as Directors of Company pursuant to Section 6.2.

Bona Fide Written Offer means a bona fide, arm's-length, binding, written offer from an unrelated third party and does not include any offer which contains terms or provides for consideration which, by reason of the unique nature of such terms or consideration, could not be met or provided for by an ordinary third party.

Budget Act means the Bipartisan Budget Act of 2015, Pub L. No. 114-74.

Capital Account means the account established and maintained for each Member pursuant to Article 3.

Capital Contribution means the net amount of cash, property, services rendered, or promissory notes or other written obligations contributed to Company by any Member with respect to the Member's Units in each case at its Asset Value.

Cash Available for Distribution means Cash Flow less Reserves.

Cash Flow means cash funds provided from the various assets of Company, including the release of Reserves, without deduction for depreciation, amortization, or similar non-cash allowances, but after deducting cash funds used to pay for all operating expenses, debt payments, improvements, replacements or other cash outlays actually incurred, including, without limitation, Tax Distributions (including, for the sake of clarity, any withholding or estimated tax payments made by Company to any taxing authority on behalf of a Member).

Code means the Internal Revenue Code of 1986, as amended (or any corresponding provisions of succeeding law).

Common Units shall mean collectively, the Class A Units, the Class B Units, the Class C Units and the Class D Units.

Company shall have the meaning set forth in the opening paragraph hereof.

Company Election Period has the meaning set forth in Section 7.3(b).

Deemed Liquidation Event shall mean any merger or consolidation (other than one in which Members of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, unless the holders of a majority of the Series A Preferred Units elect otherwise.

Depreciation means, for each Fiscal Period of Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset of Company for such Fiscal Period under the Code, except that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Period, Depreciation shall be an amount that bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Period is zero, Depreciation shall be determined with reference to such beginning Asset Value using any reasonable method consistent with the purpose and intent hereof.

Director means a member of the Board.

Dissolution Event means the approval of the dissolution by the Board or the entry of a decree of judicial dissolution pursuant to Section 183.0902 of the Act.

Effective Date shall have the meaning set forth in the opening paragraph hereof.

Event of Marital Transfer has the meaning set forth in Section 7.5(b).

Excess Distribution has the meaning set forth in Section 4.1(d).

Fair Market Value means the fair market value of the Units offered for sale. The selling Member (or Spouse or Spouse's estate) and the purchaser(s) of the Units shall attempt to mutually agree upon the Fair Market Value within thirty (30) days after notice has been given to the Transferor of the purchaser's intent to exercise its option under the Agreement. If the parties cannot agree on the Fair Market Value, then the Fair Market Value shall be determined by an appraiser taking into account all applicable customary discounts and the Capital Account balance of the Units. The appraiser shall be selected by mutual agreement of the purchasing and selling parties, and if the parties cannot agree on the identity of an appraiser within sixty (60) days after notice has been given to the Transferor of the purchaser's intent to exercise its option under the Agreement, Fair Market Value shall be the average of two appraised values, one obtained from an appraiser selected by the purchasing party, and the other obtained from an appraiser selected by the transferring Member(s). The appraiser or appraisers as the case may be shall determine the Fair Market Value within ninety (90) days of being selected. In the event the parties agree on a single appraiser, Company shall bear the cost of the appraisal, except in the case of a transfer of Units under Section 7.5(b) from a Spouse or Spouse's estate to a Member, where the cost shall be split between the two. In the event two appraisals are obtained, each party shall bear the cost of its own appraiser.

Fiscal Period means a portion of a Fiscal Year.

Fiscal Year shall be a calendar year, provided that in the year of the formation, sale, or liquidation of Company, a Fiscal Year may be less than a 12-month period.

GAAP means United States generally accepted accounting principles.

Initial Members means Toni Sikes and Terrance Maxwell.

Initial Operating Agreement means that certain Operating Agreement of Company by and between the Initial Members with an effective date of January 30, 2012.

Involuntary Transfer and **Involuntary Transferee** shall have the meanings set forth in Section 7.4(a).

IRS Notice shall have the meaning set forth in Section 5.4(e).

Liquidator shall have the meaning set forth in Section 8.3.

Majority Consent means the consent, determined in accordance with Section 6.6, of Members holding or having the right to vote more than fifty percent (50%) of the Units or, if the consent is to be given by only those Members holding a certain class or classes of Units, of the Units of that class or those classes, outstanding at the time of the consent, unless otherwise expressly provided in the Agreement; provided, however, that the Units of Involuntary Transferees, assignees pursuant to Section 7.5 (Marital Transfer), or others who have not been admitted as Members to Company shall be excluded for all purposes in determining Majority Consent.

Maxwell Appointee shall have the meaning set forth in Section 6.2(a).

MBF shall have the meaning set forth in Section 11.10.

Member means any Person listed on Exhibit B until such time as the Person is no longer a Member in accordance with this Agreement and any additional Person who is admitted as a Member to Company in accordance with this Agreement.

Member Election Period has the meaning set forth Section 7.3(b).

Notice of Involuntary Transfer has the meaning set forth in Section 7.4(b).

Notice of Transfer means the written notice to be sent by a Transferor to Company pursuant to Section 7.3(a) before any proposed Transfer stating: the Units proposed to be transferred; the name and address of the prospective Transferee; the date on which the Transfer is to occur (which date shall not be later than one hundred twenty (120) days after the date of the Notice of Transfer); and the sale price, the terms of payment, and the other material terms and conditions of the proposed Transfer.

Offer has the meaning set forth in Section 2.7(a).

Offered Securities has the meaning set forth in Section 2.7(a).

Offered Units has the meaning set forth in Section 7.3(b).

Original Issue Price shall mean $0.6965 per Series A Preferred Unit, subject to appropriate adjustment in the event of any Unit dividend, Unit split, Unit combination or other similar recapitalization with respect to the Series A Preferred Units.

Partnership Representative has the meaning set forth in Section 9.5(b).

Permitted Transferee means: (1) in the case of a Member that is an entity, the owners of the Member; (2) in the case of a Member that is a trust, the grantors of such trust; (3) a Spouse, parent, sibling or the children of a Member or of any individual identified in subsections (1) and (2), above; (4) a trust created for the benefit of a Member and/or any Persons identified in subsections (1)-(3), above; (5) any other Person approved by the Board, or (6) Company.

Person means an individual, a general partnership, a limited partnership, a domestic or foreign limited liability company, a trust, an estate, an association, a corporation, or any other legal or commercial entity.

Profits and **Losses** mean, for each Fiscal Period, an amount equal to Company's taxable income and loss for the Fiscal Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income and loss), with the following adjustments:

(1) any income of Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to the taxable income or loss;

(2) any expenditures of Company described in Section 705(a)(2)(8) of the Code or treated as Section 705(a)(2)(B) expenditures described in Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits and Losses pursuant to this definition, shall be subtracted from the taxable income or loss;

(3) in the event the Asset Value of any Company asset is adjusted pursuant to the definition of Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits and Losses;

(4) gain or loss resulting from any disposition of any property by Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the property disposed of, notwithstanding that the property's adjusted tax basis differs from its Asset Value;

(5) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing the taxable income or loss, there shall be taken into account Depreciation for the Fiscal Year or other period; and

(6) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Un its, the amount of the adjustment shall be treated as an item of gain (if the adjustment increases the asset's basis) or loss (if the adjustment decreases the asset's basis) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses.

Notwithstanding any other provision of this definition, items that are specially allocated pursuant to Sections 5.2 and 5.4 shall not be taken into account in computing Profits and Losses.

Pro Rata Share has the meaning set forth in Section 2.7(a).

Recipient has the meaning set forth in Section 4.1(d).

Regulatory Allocations shall have the meaning set forth in Section 5.2.

Reserves means, with respect to any Fiscal Period, any funds set aside or amounts allocated during or with respect to such period in amounts deemed sufficient by the Board for repairs, replacements, contingencies, or other outlays, known or unknown, contingent or otherwise.

Sikes Appointee shall have the meaning set forth in Section 6.2(a).

Spouse means the spouse of a Member or a Transferee.

Suspended Distribution has the meaning set forth in Section 4.1(d).

Tax Distribution means the amount distributed to Members, or considered as distributed to Members, pursuant to Section 4.1(a), 4.1(b) and 4.1(c).

Tax Distribution Dates means, except as provided in Section 4.1(b), January 15, April 15, June 15, and September 15 of each Fiscal Year commencing with June 15, 2012.

Tax Matters Partner shall have the meaning assigned in the Code and shall be Toni Sikes.

Tax Rate means forty percent (40%) for ordinary income and twenty percent (20%) for long-term capital gains; provided, that the Board may adjust such percentages to reflect changes in the highest marginal income tax rate for federal or Wisconsin purposes.

Transfer means to sell, assign, give, bequeath, pledge, or otherwise encumber, divest, dispose of, or transfer ownership or control of all of, any part of, or any interest in a Unit to any Person, whether voluntarily or by operation of law, whether *inter vivos* or upon death.

Transferee means any Person who proposes to acquire or acquires Units from a Transferor pursuant to the provisions of this Agreement.

Transferor means a Member who proposes to Transfer or Transfers any or all of the Member's Units pursuant to the provisions of this Agreement.

Treasury Regulations or Regulations means the regulations adopted from time to time by the Department of the Treasury under the Code, and any references to "partners" or "partnership" in the Regulations shall refer, as appropriate, to Members and Company, respectively.

Unit means an equity interest in Company having the particular preferences, rights and obligations set forth in this Agreement. The equity interests in Company will be represented by Class A Units, Class B Units, Class C Units, Class D Units, and Series A Preferred Units.

EXHIBIT B

UNITS

[To be provided upon final Closing.]

<u>EXHIBIT C</u>

DIRECTORS

Maxwell Appointee:	Tim Mathison
Sikes Appointee:	Toni Sikes

Phil Ouellette

Carson Lappetito

Tim Erdman

EXHIBIT D

OFFICERS

CEO: Toni Sikes

EXHIBIT E

SPOUSAL CONSENT AND ACKNOWLEDGMENT

I acknowledge that I have read the foregoing Agreement and that I understand its contents. I am aware that by its provisions my spouse agrees to limit the transferability of and the voting rights attendant upon the Units of The Art Commission, LLC held by my spouse on this date, or hereafter acquired, upon the occurrence of certain events. I am further aware that included in such limitations shall be any interest I have in the Units (including without limitation any right or interest by operation of the Wisconsin Marital Property Law, chapter 766 of the Wisconsin Statutes, or by operation of any other law) and the interest of any of my heirs, legatees, or other transferees. I consent to and approve the provisions of the Agreement, and agree that the Units and my interest in them are subject to the provisions of the Agreement, and direct the personal representative of my estate to promptly comply with all of the provisions of the Agreement, including without limitation Article 7. I further agree that I will take no action at any time to hinder the operation of the Agreement as to the Units or any interest that I or my transferees have in it.

Date:____________________ Spouse's Signature:_________________________________

Spouse's Name Printed:_____________________________

JOINDER AGREEMENT

This Joinder Agreement (this "Joinder") is made by and between The Art Commission, LLC, a Wisconsin limited liability company (the "Company"), and the undersigned Subscriber (the "Holder"). Capitalized terms used in this Joinder without definition shall have the meanings assigned to them in the Second Amended and Restated Operating Agreement of the Company dated as of November 3, 2017 (the "Operating Agreement").

1. Admission. The Holder, who has subscribed and purchased __________ Units in the Company, is hereby admitted to the Company as a Member and shall have all the rights and be subject to all the obligations of a Member under the Operating Agreement. Exhibit B to the Operating Agreement shall be modified to reflect the admission of the Holder as a Member of the Company and to indicate the Holder's Units. If the Holder is married, Holder shall obtain and deliver with this Joinder the executed consent of such Holder's spouse in the form attached hereto as Schedule 1.

2. Agreement to be Bound by Operating Agreement. The Holder acknowledges receipt of a copy of the Operating Agreement as currently amended and agrees to be bound by all the terms and conditions of the Operating Agreement with respect to all of the Holder's Units currently held or hereafter acquired.

3. Counterparts. This Joinder may be executed in multiple counterparts.

4. Facsimile and PDF Signatures. Any signature to this Joinder transmitted electronically by facsimile or pdf software shall be deemed a true and legally binding signature for all purposes and shall for all purposes be considered an original signature.

This Joinder is executed as of the date first written above.

SUBSCRIBER:

____
Signature of Subscriber

Name Printed:______________________

Date:_____________________________

JOINT OWNER OR ADDITIONAL REQUIRED SIGNATURE (IF ANY):

____
Signature

Name Printed:______________________

Date:_____________________________

Agreed and Accepted:
THE ART COMMISSION, LLC

By:______________________________
Name: Toni Sikes
Title: CEO

Date:_____________________________